EUROCONSULT CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015		
Cash flows from operating activities		
Net loss	$	(109,862)
Changes in operating assets and liabilities:		
Prepaid expenses		909
Accounts payable and accrued expenses		(7,208)
Net cash used in operating activities		(116,161)
Net cash provided by financing activities,		
Capital contribution		131,879
Net cash provided by financing activities		131,879
Net increase in cash		15,718
Cash, beginning of year		23,557
Cash, end of year	$	39,275

See accompanying notes to financial statements.